[Deluxe Logo]	Deluxe Corporation P.O. Box 64235 St. Paul, MN 55164-0235 (651) 483-7111

N E W S R E L E A S E June 4, 2004 Deluxe Corporation Amends its Offer to Purchase Documents; No Change in Offer Price and No Extension of Offer Period Contemplated by Amendment	For additional information: Stuart Alexander Vice President Investor Relations (651) 483-7358 Douglas J. Treff Senior Vice President Chief Financial Officer (651) 787-1587

St. Paul, Minn.—Deluxe Corporation (NYSE: DLX) announced today that it filed with the Securities and Exchange Commission (SEC) an amendment to its Offer to Purchase with respect to its pending acquisition of New England Business Service, Inc. (NYSE: NEB). The amendment includes one change to one instruction in the Letter of Transmittal prepared for tendering NEBS shareholders to use to deliver their NEBS shares to The Bank of New York, the depositary for the offer. Deluxe noted that NEBS shareholders may continue to use the Letter of Transmittal originally delivered to them to tender their shares, and do not need to obtain a revised Letter of Transmittal in order to tender their shares to The Bank of New York.

The amendment is available at no charge through the SEC website, at www.sec.gov. In addition, NEBS shareholders who desire to receive copies of the amendment to the Offer to Purchase and the Letter of Transmittal at no charge may contact Georgeson Shareholder Communications Inc., the information agent for Deluxe's offer.

Georgeson Shareholder Communications may be contacted at: 17 State Street, 10th Floor, New York, New York 10004. Banks and brokers should call: (212) 440-9800. All others may call, toll free: (800) 733-6209.

The expiration of the tender offer for NEBS shares continues to be scheduled to occur at 11:59 p.m. EDT on Wednesday, June 23, 2004.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of New England Business Service, Inc. On May 25, 2004, Deluxe filed a tender offer statement with the SEC and New England Business Service filed a solicitation/recommendation statement with respect to the offer. New England Business Service shareholders are advised to read the tender offer statement regarding the acquisition of New England Business Service referenced in this news release, as amended, and the related solicitation/recommendation statement, as amended. The tender offer statement, as amended, and the solicitation/recommendation statement, as amended, contain important information which should be read carefully before any decision is made with respect to the offer. These documents have been made available to all shareholders of New England Business Service at no expense to them. These documents are also available at no charge on the SEC's website at www.sec.gov.

About Deluxe Corporation

Deluxe Corporation provides personal and business checks, business forms, labels, personalized stamps, fraud prevention services and customer retention programs to banks, credit unions, financial services companies, consumers and small businesses. The Deluxe group of businesses reaches clients and customers through a number of distribution channels: the Internet, direct mail, the telephone and a nationwide sales force. Since its beginning in 1915, Deluxe Corporation has been instrumental in shaping the U.S. payments industry. More information about Deluxe can be found at www.deluxe.com.

About New England Business Service, Inc.

NEBS is a leading business-to-business company with approximately 3.1 million active small business customers in the United States, Canada, the United Kingdom and France. It supplies a wide variety of business products and services including checks, forms, packaging supplies, embossed foil seals and other printed material which are marketed through direct mail, telesales, a direct sales force, dealers, dedicated distributors and the Internet. NEBS also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States. More information about NEBS can be found at www.nebs.com.

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